RUBICON MEDICAL CONTACT:
David Politis, Politis Communications, 801-523-3730(wk)/801-556-8184(cell), dpolitis@politis.com

FOR IMMEDIATE RELEASE

          Boston Scientific Corporation and Rubicon Medical Corporation
             Amend Agreements and Boston Scientific Exercises Option
                         to Acquire Control of Rubicon

            Boston Scientific now owns approximately 53.6 percent of
               Rubicon on a fully diluted basis and will commence
      a cash tender offer for the remaining outstanding shares of Rubicon

NATICK, MA and SALT LAKE CITY, UT - April 14, 2005 - Boston Scientific Corporation (NYSE: BSX) and Rubicon Medical Corporation (OTC BB: RMDC) today announced that concurrently with the amendment of their existing agreements, Boston Scientific exercised its option to acquire and acquired the Rubicon shares held by Rubicon's principal stockholders. This action triggered Boston Scientific's obligation to commence a cash tender offer for the other issued and outstanding shares of Rubicon's common stock at a price of $1.50 per share together with additional potential earn-out payments in the aggregate amount of up to $1.44 per share. The total price payable by Boston Scientific will be approximately $71.7 million initially with up to approximately $83.7 million in additional earn-out payments if all post-acquisition milestones are achieved.

The Transaction Agreement and Option Agreements among Boston Scientific, Rubicon and Rubicon's principal stockholders (Chairman, David Berger and President and Chief Executive Officer, Richard Linder) were amended to reduce the initial price payable by Boston Scientific to the stockholders of Rubicon, except Berger, from $2.00 per share to $1.50 per share and from $2.00 per share to $0.79 per share in the case of Berger, reduce the aggregate potential earn-out payments from $1.50 per share to $1.44 per share, and change the performance milestone events required to be achieved as a precondition to payment of such earn-out amounts.

The earn-out payments are now tied to three milestones as follows:

o Payment of $0.48 per share upon receipt of marketing clearance for the Rubicon Filter(TM) from the United States Food & Drug Administration
     (FDA) for specified indications;
o    Payment of $0.50 per share if net sales of the Rubicon Filter exceed
     $50 million during a period of 12 or fewer consecutive months during the five years following marketing clearance for the Rubicon Filter;
     and
o Payment of $0.46 per share if net sales of the Rubicon Filter exceed $100 million during a period of 12 or fewer consecutive months within the same five-year period.

Under the original Transaction Agreement and Option Agreements, Boston Scientific could exercise its option to acquire Rubicon at any time until 90 days following the receipt of FDA approval of the Rubicon Filter.

Prior to amending the agreements, Rubicon entered into an exclusive license and purchase agreement with a third party pursuant to which Rubicon acquired an exclusive license to use, and an option to purchase, certain patents and patent applications in consideration of license and option payments in the aggregate amount of $7 million, $6 million of which has been paid or will be paid shortly and the balance of which is payable upon FDA approval of an infringing product.

"We could not be more pleased," Linder said. "The transaction is clearly in the best interest of all parties. The early exercise of the option allows Boston Scientific to apply its considerable resources and expertise toward the continued development, clinical testing, marketing and sale of the Rubicon Filter. It also provides an immediate return to the Rubicon stockholders with the potential for future additional payments if the Rubicon technology is successful.

"While the price to the Rubicon stockholders has been reduced, Rubicon no longer bears the risk that the option will not be exercised or the challenge of operating the company through FDA approval with no certain sources of revenue or additional capital. The price was reduced in part to induce Boston Scientific to exercise the option prior to our receipt of FDA approval and in part to offset the payments we made to acquire additional intellectual property rights. I think it is also important to note that the transaction could not have been restructured without the willingness of David Berger, our chairman, to accept $0.79 per share for his stock on the initial payment while all other stockholders will receive $1.50 per share."

About Boston Scientific
Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit:
http://www.bostonscientific.com.

About Rubicon Medical
Rubicon Medical Corporation (www.rubiconmed.com) is a Salt Lake City-based developer and manufacturer of interventional vascular medical devices and products. The company focuses on minimally invasive endovascular techniques and products that are safer and more cost effective than surgery.


Notice to Investors: This announcement does not constitute an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer for the outstanding shares of Rubicon common stock described in this announcement has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to an offer to purchase and related materials filed with the Securities and Exchange Commission. The offer to purchase and related materials will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all stockholders of Rubicon at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site (http://www.sec.gov).


                                      # # #

Rubicon Filter is a trademark of Rubicon Medical Corporation.

Boston Scientific Contacts:
Milan Kofol, 508-650-8569, Investor Relations, Boston Scientific Corporation Paul Donovan, 508-650-8541, Media Relations, Boston Scientific Corporation